

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 13, 2017

F. Philip Snow
Chief Executive Officer
FactSet Research Systems Inc.
601 Merritt 7
Norwalk, Connecticut 06851

>   **Re: FactSet Research Systems Inc.**
>   **Form 10-K for the Fiscal Year Ended August 31, 2016**
>   **Filed October 31, 2016**
>   **Form 10-Q for the Quarterly Period Ended November 30, 2016**
>   **Filed January 09, 2017**
>   **File No. 001-11869**

Dear Mr. Snow:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2016

Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Cost of Services, page 52

1.   We note from your disclosures on page 9 that research and product development costs are expensed when incurred within cost of services. Please tell us how you considered disclosing the amount of research and development costs charged to expense for each period presented. We refer you to ASC 730-10-50-1.

Note 17. Income Taxes, page 75

2.   Please tell us the amount of undistributed earnings on your foreign subsidiaries for each
        period presented. Explain to us why the amount of undistributed earnings on your
        foreign subsidiaries is immaterial in light of the significant amounts of income from
        foreign subsidiaries in each period as well as the fact that a majority of your cash and
        cash equivalents are held in bank accounts outside the U.S.

Form 10-Q for the Quarterly Period Ended November 30, 2016

Consolidated Financial Statements

Note 16. Income Taxes, page 23

3.   We note your disclosure that you realigned aspects of your global operations which
        resulted in a significant decline in your effective tax rate. Please describe for us, in
        detail, the nature of the operational realignment and explain how this resulted in a
        decrease in income taxes. Also, please tell us the impact you expect the reorganization
        will have on your full year effective tax rate and what consideration you gave to
        disclosing the potential impact.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Christine
Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on
the financial statements and related matters. Please contact me at (202) 551-3488 with any other
questions.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief
                                        Office of Information Technologies
                                        and Services